UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42462

Axonex AI Group Limited

Unit 506-8, 5/F, Laford Centre

838 Lai Chi Kok Road

Lai Chi Kok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on October 20, 2026 (the “Original Report”). This Amended Report amends the Original Report to include the number of outstanding Class B ordinary shares of no par value of the Company (the “Class B Ordinary Shares”) before and after the Reverse Stock Split (as defined in the Original Report) as follows:

The Reverse Stock Split will reduce the number of outstanding Class B Ordinary Shares from 701,879 to approximately 280,752, in each case subject to the rounding up of fractional shares as described in the Original Report.

This Report, including the Original Report, as amended, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	Axonex AI Group Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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